February 27, 2024

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Kevin Stertzel
    Anne McConnell

    Re:    Broadcom Inc.
Form 10-K
Filed December 14, 2023
Form 8-K
Filed December 7, 2023
File No. 001-38449

Dear Mr. Stertzel and Ms. McConnell:
Broadcom Inc. (the “Company”) would like to request an extension of time to provide a response to the comments from the Staff of the Securities and Exchange Commission dated January 30, 2024 (the “Staff Comment Letter”).
The Company would like to request ten business days from the date hereof to provide a response to the Staff Comment Letter as the Company did not receive the Staff Comment Letter until February 27, 2024.
Thank you for your consideration of the request for an extension. Please do not hesitate to contact me at (408) 433-7140 or kirsten.spears@broadcom.com with any questions you may have with respect to the foregoing.
Sincerely,
/s/ Kirsten Spears

Kirsten Spears
Chief Financial Officer and Chief Accounting Officer